Mynaric Advances Production of CONDOR Mk3

Shipments will support the Space Development Agency’s Tranche 1 program

MUNICH, September 16, 2024 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced the successful advancement of the company’s volume production ramp for the CONDOR Mk3. Mynaric continues to work through previously announced production delays and has realized near-term improvement in production yields and supply chain-related bottlenecks. Production delays of CONDOR Mk3 were caused by lower than expected production yields and supplier shortages of key components.

“We remain committed to our mission to deliver laser communications products at scale to the market and meet our near-term customer requirements,” said Joachim Horwath, Chief Technology Officer and founder of Mynaric. “Despite the setbacks we faced over the past few months, our team has worked tirelessly to address these challenges. We have implemented solutions to ensure the smooth continuation of our production process.”

“We are happy to report that the technical challenges on the production ramp are being addressed and I am working with Joachim to ensure that Mynaric is well positioned for future success,” said Andreas Reif, Chief Restructuring Officer of Mynaric. “Moving forward, Mynaric will continue to meet the current requirements of our customers.”

Current shipments of the CONDOR Mk3 free space optical communications system will be part of the United States Space Development Agency (SDA) Tranche 1 program. Mynaric was selected by Northrop Grumman as the sole supplier of optical communications terminals for the SDA’s Tranche 1 Transport and Tracking Layer programs and by York Space Systems for the SDA’s Tranche 1 Transport Layer. Mynaric was also selected by Loft Federal to supply the CONDOR Mk3 terminals to NExT – the SDA’s Experimental Testbed.

In addition, Mynaric continues to pursue opportunities that explore the use of free-space optical communications for additional space programs. Mynaric has been recognized as a key development partner in Phase 2 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

In addition, Mynaric continues to diligently pursue additional capital sources to secure our on-going operations and production ramp. We continue to evaluate a number of different strategic options to address our near-term capital needs.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.